NOTICE OF CHANGE OF AUDITORS

Bank of Montreal (“BMO”) hereby gives notice, pursuant to National Policy 31, as follows:

1.	Currently, BMO engages two audit firms, being KPMG LLP (“KPMG”) and PricewaterhouseCoopers LLP (“PWC”). The Audit Committee of BMO’s Board of Directors conducted an extensive review of BMO’s audit requirements, including the practice of using two audit firms, and the services provided by global auditing firms in Canada and the Board selected KPMG to continue its appointment as auditor, and thereby to act as sole auditor of BMO beginning with the 2004 fiscal year of BMO.

2.	At the Board meeting held on November 25, 2003, BMO’s Board of Directors determined not to put forward PWC for reappointment as BMO’s second auditor at the expiry of PWC’s current term of office. As such, BMO’s Board of Directors intends to recommend the appointment of a single auditor, KPMG, as BMO’s auditor at the annual meeting of shareholders to be held on February 24, 2004.

3.	There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors’ reports on BMO’s annual financial statements for the two fiscal years preceding the date of this notice, being the report of PWC and KPMG for the fiscal year ended October 31, 2002 and the report of PWC and KPMG for the fiscal year ended October 31, 2003.

4.	There have been no reportable events (including disagreements, unresolved issues or consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

Dated at Toronto, Ontario this 25th day November, 2003.